SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period April 27, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2005 – 9AWC

Attached are the Chairman’s and Chief Executive Officer’s speeches to be delivered at the Annual General Meeting of the Company today.

Stephen Foster

Company Secretary

27 April 2005

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Chairman’s Address

Good morning ladies and gentlemen.

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 34th Annual General Meeting of the Company.

As well as Alumina Limited shareholders here in Melbourne, I also welcome those joining us through the internet.

There is a quorum present, so I now declare this meeting open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The Minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving to the agenda, I would like to introduce the directors to you.

On my far right is Peter Hay, a non-executive Director. Next to Peter is John Marlay, our Chief Executive Officer. To my immediate left is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary. Next to Stephen is Mark Rayner, a non-executive director.

And finally on my far left is Ron McNeilly, also a non-executive director.

The Company’s auditor, Mr Peter Feketa of PricewaterhouseCoopers, is seated in the front row down to my left.

This is Alumina’s third annual general meeting since its demerger in December 2002.

Alumina’s financial performance has continued to improve and in that period the long–term future and potential of Alumina has been substantially reshaped.

I will outline this in more detail as I discuss:

•	Firstly, the 2004 financial performance, then

•	developments in Alumina Limited in 2004, and finally;

•	our prospects for growth.

Alumina had a good year. Net profit after tax increased by 36%. The result of $322 million reflected higher aluminium and alumina prices and a 4% increase in alumina production for the year.

LME aluminium prices increased by an average of 20% in 2004, in response to a stronger world economy and a 20% increase in Chinese aluminium consumption.

The sale of the AWAC specialty chemicals business also contributed $15 million to Alumina’s profits.

However, the 14% increase in the average Australian dollar/US dollar exchange rate, and higher energy and raw materials prices, negatively affected net profit.

The Company continued to achieve a high return on equity, 23% in 2004; a significant increase from 18% in the previous year.

AWAC’s strategy is to maintain a low-cost alumina position, supplying quality customers under long-term contracts.

Each year since the formation of AWAC in 1995, this has delivered returns that have exceeded AWAC’s cost of capital.

AWAC’s capital expenditure increased by 95% with major growth projects in Australia and Suriname.

Reflecting this higher capital expenditure, Alumina Limited received dividends of $160 million from AWAC, compared to $284 million in 2003. Dividends of 20 cents per share, franked to 17.5 cents per share, were declared for the 2004 year. Those dividends totalled $232 million and represented a distribution of 72% of Alumina’s profits.

Alumina’s increase in net profit, the return on equity during 2004, and the dividends of 20 cents per share, delivered substantial value to shareholders, so achieving one of our primary objectives.

Our other principal objective is to provide long term capital growth and I believe the strategic plans for AWAC’s growth which we will discuss this morning will deliver that.

Overall, the financial performance and the developments in aluminium and alumina markets in 2004 reinforced the positive outlook for our shareholders.

Developments in Alumina Limited in 2004

Before I come to the attractive growth opportunities for your company, I would like to refer to some of the important issues we dealt with last year.

Following a comprehensive review, we decided to decline the opportunity for Alumina to join with Alcoa in investing in the Alba aluminium smelter in Bahrain.

We believe shareholders will derive greater benefit if we focus our resources on AWAC’s attractive brownfields alumina projects.

The disagreement between Alumina and Alcoa over the Juruti bauxite deposit was resolved, with Alumina acquiring a 40% interest in the deposit at a cost of US$40 million.

It was also clarified that all new investments in bauxite and alumina refining in Brazil will be through AWAC.

This was an important development for AWAC’s future operations in Brazil.

It is expected that a decision on developing Juruti will be made later this year.

Construction commenced on the 660,000 tonne per annum upgrade of the Pinjarra refinery, and a number of other expansion opportunities were progressed.

Our management team deals with strategic and business development issues in the interests of Alumina’s shareholders. They are focused on protecting and adding value and prudently managing costs.

As a small management team, it supplements its resources with outside expertise, as required, to deal with larger and more complex issues.

Alumina’s management also utilises the skills and experience of the Directors in a manner which is unusual for a large public company, but works well in our circumstances.

The Board worked effectively and closely with management in 2004 on the strategic issues and other business performance matters. The Board nevertheless recognises the need to, and continues to, maintain its independence from management.

We have made substantial progress on preparation to adopt the Australian equivalent of International Financial Reporting Standards.

The first period for reporting under the new standards will be 30 June this year, when we will also provide comparative statements to 30 June 2004. There are a number of differences in accounting policies which will arise with the new standards. The quantification of the impact has not yet been completed.

We aim to meet, or exceed, the ASX best practice corporate governance principles.

We have undertaken the early adoption of recent governance amendments to the Corporations Act.

You will have noted in our 2004 Annual Report the inclusion of a detailed Remuneration Report, a requirement of the new legislation, but not mandatory for Alumina this year.

Our website has further detail on our corporate governance principles and policies.

Mr Marlay’s initial three-year employment contract expires in August 2005 and the Board was pleased that Mr Marlay agreed to renew his contract.

Let me now move to how we propose to grow Alumina’s business.

Our strategy is to participate through AWAC in the bauxite mining and alumina refining industry and in selected aluminium smelting operations.

AWAC has delivered consistent and increasing returns to its partners and the business is managed to deliver reliable and attractive returns over the long term.

In the late 1990s and the early years of this decade, AWAC’s production grew primarily by capacity creep and small expansions to meet modest world economic growth.

During those years AWAC distributed approximately 100% of its cash flow as dividends and capital returns.

In recent years, China’s emergence as the engine for world growth has changed the investment landscape.

There are expectations that China’s growth, together with urbanisation and further industrial development in some other developing countries, will increase demand for commodities such as aluminium and alumina over a longer period.

This growth phase and higher demand has led to improved alumina pricing conditions. There are widely held expectations that these conditions will continue for longer than has occurred under traditional economic cycles.

It is this economic environment which presents AWAC with attractive opportunities to reinvest a larger proportion of its cash flow back into the business.

This does impact on dividends in the short term, but should provide greater profits longer term.

John Marlay will shortly cover, in some detail, the many expansion options we have in the AWAC enterprise.

However, I would like to comment on the financing of these developments.

Standard & Poor’s maintains our A minus credit rating and our debt level is low.

This, together with AWAC’s strong cash flow means Alumina Limited is well placed to participate in the growth of the business.

Alcoa’s policy is that AWAC should fund this growth from internally generated cash flow.

This method of funding expansion projects would reduce dividends paid by AWAC and requires loans to be made between the AWAC entities.

Such loans require the agreement of the two AWAC partners.

Alumina Limited’s preference is that Alcoa of Australia distribute by dividends its franking credits as far as possible.

The Company is working with Alcoa on a proposal which, if agreed and implemented, would enable us to continue to pay fully franked dividends to Alumina shareholders and also meet Alcoa’s funding objectives.

The proposal is complex and requires the approval of a number of Government agencies before it could be put into effect.

The extent to which dividends can be franked at a level beyond that achieved from the dividends representing 30% of AWAC’s profits, will depend upon the successful outcome and implementation of this work, or on further dividends being paid by Alcoa of Australia beyond the 30% minimum stipulated in the AWAC Agreements.

The Company’s intention, subject to business conditions, is to maintain dividends to Alumina shareholders at current levels through this period of substantial growth in the next 3 to 4 years.

Outlook for 2005

I now turn to the outlook for 2005 – what do we expect for the year ahead?

We see firm markets for alumina and aluminium during 2005.

Alumina Limited’s leverage to the aluminium price has increased so that a one cent movement in the aluminium price will change net profit after tax for the year by $14.7 million. A one cent movement in the exchange rate will impact net profit after tax by $10.8 million.

We have warned of cost pressures in 2005, with higher caustic soda, energy and raw materials prices expected to add US$15 per tonne to AWAC’s alumina production costs.

Our outlook for the first half of 2005, on a comparable basis to 2004, is for an improved profit result excluding the profit on the sale of the specialty chemicals business.

We expect to maintain the dividend to be declared in August at current levels.

If the proposal to release franking credits from Alcoa of Australia is implemented prior to payment of the 2005 interim dividend, it would be fully franked. However, if that does not occur, the interim dividend would be unfranked.

Closing

So, in closing, I would like to recognise the contribution of our staff, who are very ably led by John Marlay. They work intelligently and constructively to enhance and protect your interests.

On behalf of my Board colleagues I would like to say how much we appreciate their contributions to our success.

Alumina Limited and AWAC have demonstrated strong results for 2004.

The Board and management are committed to ensuring that AWAC maintains its leadership in the alumina industry and profitably implements its options to grow. I will now hand over to John Marlay, Alumina’s Chief Executive Officer.

CEO’s Address

Good morning ladies and gentlemen.

Thank you for your interest in attending our 2005 Annual General Meeting.

I am pleased to have this opportunity to talk with our shareholders today and will address AWAC’s operational performance in 2004 and our growth strategy.

AWAC 2004 operating performance

In 2004 AWAC delivered a 42% increase in profits to its partners, Alcoa and Alumina Limited.

AWAC’s eight alumina refineries produced 13.6 million tonnes of alumina – an increase of 500,000 tonnes on 2003.

Record alumina production was achieved at six refineries and AWAC continued its track record of successfully increasing production through low-cost capacity creep across its global network.

The completion of the Jamaican refinery expansion, and operating the Point Comfort Refinery in Texas at full capacity, contributed to the increased production last year.

AWAC’s two aluminium smelters located at Geelong and Portland in Victoria also delivered strong and consistent performance last year.

Both smelters provide a significant contribution to AWAC’s financial results.

AWAC’s share of their combined production was 385,000 tonnes of aluminium metal, slightly ahead of the 2003 result.

Alumina prices received by AWAC were also higher in 2004 – due to improved contract pricing terms and higher LME aluminium prices, which rose from approximately US$1,600 per tonne to US$1,950 per tonne, during the year.

The strength of the alumina market also enabled AWAC to achieve better contract pricing for one third of its long-term third party contracts that were renegotiated during 2004.

The cost of alumina and aluminium production increased in US dollar terms – due principally to the US dollar weakness, increased freight and raw material costs, and higher oil and gas prices.

Significant increases in freight rates and energy prices are a consequence of a strong world economy.

The Australia dollar/US dollar exchange rate averaged 74 cents – 9 cents higher than for 2003.

In response to increasing global demand for alumina, AWAC announced strategic initiatives to significantly grow its alumina business.

China – growing urbanisation increases consumption

Let me briefly outline what is driving the growth in global demand for alumina.

China’s industrial production has grown by 15% a year since 2001 and the country is now the world’s largest consumer of aluminium.

China has also experienced growth in primary aluminium consumption of 12% a year over the past decade and accounts for approximately 20% of global aluminium consumption.

China continues to be the dominant contributor to the expanding alumina market.

Growth in consumption of aluminium in the construction, manufacturing and transport sectors of the Chinese economy is the principal driver. This growth is expected to continue in order to meet the demands of a burgeoning middle class, and an increasingly urban population.

The urbanisation phenomenon that we’re seeing in China is also expected to occur in other developing nations, such as India and Brazil and in Russia.

This will fuel demand for aluminium in building materials, in transportation, consumer products and packaging.

Aluminium manufacturers are responding to this demand by building new smelters or expanding production capacity at existing smelters.

This additional smelting capacity will, in turn, require increased supply of the primary raw material, alumina.

The alumina market is currently in tight supply. With China’s strong economic growth expected to generate consumption of aluminium at least double western world growth rates, the alumina market is forecast to continue in deficit through to 2007.

We have commenced 2005 with higher alumina and aluminium prices and a continuing reduction in aluminium inventories worldwide.

Aluminium inventories are now at historical lows, when measured on a days of consumption basis.

AWAC expansion projects

AWAC’s global operating network has the ability to expand its alumina production capacity to meet this projected growth in demand.

AWAC’s platform for future growth is the expansion of its global refinery network, which represents a quarter of the world’s alumina capacity.

These growth opportunities are primarily brownfield expansions of existing refineries – where the capital cost and risk is lower than for greenfield investments.

AWAC is also evaluating the potential development of two greenfield refineries with attractive returns and long term benefits. The decisions on all of these growth opportunities will be measured and prudent.

We are conscious of the risks of the industry over expanding and AWAC’s projects will meet market growth and customer needs.

Current Projects

So, let me highlight AWAC’s current expansion projects.

In February, a 250,000 tonne per year expansion of the alumina refinery in Suriname was completed 5 months ahead of schedule, increasing the facility’s total capacity to 2.2 million tonnes per year.

A 660,000 tonne upgrade at the Pinjarra alumina refinery is due for completion at the end of this year.

This upgrade will raise total alumina production capacity of AWAC’s lowest-cost refinery to above 4 million tonnes per year.

AWAC brownfields expansion potential

AWAC’s brownfield expansion options do not stop there.

There are other brownfield projects under active development, with the potential for an additional 4 million tonnes per annum of AWAC capacity.

Each of these projects will enhance AWAC’s already low cash operating cost position.

A 1.5 million tonne expansion of the Jamalco alumina refinery is currently being evaluated. As part of the proposed expansion, the existing 50/50 joint venture between AWAC and the Jamaican Government will change.

AWAC will have an 85% interest in the expansion and ultimately 70% ownership, yielding it almost 2 million tonnes of the expanded 2.8 million tonne refinery.

The transformation of the Jamalco refinery from a high cost refinery to one of AWAC’s most competitive refineries has been remarkable.

It is an excellent example of how AWAC can create and implement projects generating long term value.

In Brazil, engineering design work continues for a 2 million tonne expansion at the Alumar refinery, with AWAC’s share of the extra capacity being 54%, or 1.08 million tonnes.

Approvals for a new AWAC bauxite resource at Juruti in Brazil to supply the Alumar refinery are also being advanced.

Final decisions on these projects are expected later in 2005.

In Western Australia, a comprehensive public consultation process to support the construction of a third production unit at the Wagerup refinery is expected to be completed by the end of September – that expansion would increase capacity by over 2 million tonnes per year.

AWAC strategic investments

Investments in greenfield alumina refineries to generate long-term profitable growth are also being actively evaluated.

In Guinea, West Africa, AWAC, Alcan and the Government of the Republic of Guinea, have signed a protocol to jointly develop a 1.5 million tonne per year, latest-technology alumina refinery.

A detailed feasibility study for the refinery is being developed within the framework of the protocol.

AWAC already has a presence in Guinea through a long-standing interest in Compagnie de Bauxites de Guinee, which mines bauxite in the Boké region of the country.

Guinea has the largest high quality bauxite reserves in the world and has the potential to have a significant role in the world alumina industry.

The development of the alumina refinery would see AWAC expand its global refinery network and add value to the high quality bauxite reserves in Guinea.

AWAC is also developing with the Government of Ghana a feasibility study to construct a 1.5 million tonne alumina refinery.

This study is expected to be completed in 2006 and covers the development of an integrated aluminium industry in Ghana, including bauxite mining, alumina refining and aluminium smelting.

Alcoa continues to negotiate with Chalco to acquire a 50% interest in the bauxite/ alumina and aluminium facility in Pingguo, China. Upon successful completion of those negotiations, AWAC would be offered participation in the bauxite mining and alumina refining operations at Pingguo.

AWAC also completed a strategic investment in late 2004 for a 20% interest in the Dampier to Bunbury natural gas pipeline in Western Australia.

This investment secured AWAC’s existing long–term gas transmission contract, and will enable investment in additional transmission capacity to support growth in AWAC’s Australian refineries.

AWAC Environmental, Health and Safety

I’ve highlighted AWAC’s exciting growth opportunities and the strong operating performance for 2004.

I now want to focus on equally vital priorities for AWAC – the interests of its employees, the environment and the communities in which AWAC operates.

AWAC’s management is dedicated to the safety and health of all employees, and its goal is to achieve an injury free workplace.

The lost workday injury rate across all AWAC operations is substantially better than the average recorded by the global smelting and refining industry.

AWAC’s commitment to workplace health and safety was reflected in the performance of the Alumar refinery located at Sao Luis in Brazil, which was declared the safest refinery in the world in 2003 by the International Aluminium Institute.

AWAC is a recognised alumina industry leader for environmental performance and sustainability.

Alcoa, the manager of the AWAC enterprise, was recently named one of the top three most sustainable corporations in the world at the 2005 World Economic Forum.

Alumina Limited was also included in the Global 100 Most Sustainable Corporations.

At the Pinjarra refinery, a 140 megawatt cogeneration power station is currently under construction, and the construction of a second identical unit has also been approved.

These units, developed by Alinta, Pinjarra’s power supplier, will utilise gas turbine technology to generate steam for use in the refinery and electricity to provide sufficient power to supply 200,000 households.

AWAC will benefit from a more energy efficient source of power and, at the same time, deliver significant greenhouse benefits.

Alcoa, as manager of AWAC, has ensured that the AWAC alumina refineries are among the most efficient and safest in the world.

Alcoa continues to achieve operational excellence and technological leadership across AWAC’s network of refineries.

Summary

So in summary, AWAC has commenced a phase of substantial growth.

That growth should deliver improved investment value to Alumina Limited’s shareholders.

The long-term outlook for the alumina market is such that we are confident AWAC can deliver even better performance in the future.

The next several years provide our shareholders with the opportunity to participate in an exciting future…… I look forward to your being part of that.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2005 – 10AWC

Alumina Limited Annual General Meeting 2005

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 27 April 2005.

The results of voting on each motion is as follows:

•	To re-elect Ronald J McNeilly as a director

The motion was carried on a show of hands as an ordinary resolution.

•	To re-elect Mark R Rayner as a director

The motion was carried on a show of hands as an ordinary resolution.

•	To approve the renewal of proportional takeover approval rule in Constitution

The motion was carried on a show of hands as a special resolution.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To re-elect Ronald J McNeilly as a director.

Votes where the proxy directed to vote ‘for’ the motion	581,750,141
Votes where the proxy was directed to vote ‘against’ the motion	3,410,733
Votes where the proxy may exercise a discretion how to vote	13,210,368
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	221,144

To re-elect Mark R Rayner as a director.

Votes where the proxy directed to vote ‘for’ the motion	566,836,922
Votes where the proxy was directed to vote ‘against’ the motion	18,452,336
Votes where the proxy may exercise a discretion how to vote	13,092,187
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	211,941

To approve the renewal of proportional takeover approval rule in Constitution

Votes where the proxy directed to vote ‘for’ the motion	559,453,512
Votes where the proxy was directed to vote ‘against’ the motion	21,243,207
Votes where the proxy may exercise a discretion how to vote	16,254,155
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,641,512

Stephen Foster

Company Secretary

27 April 2005

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

This report on Form 6-K includes press releases of Alumina Limited made during the period April 19, 2005 to April 27, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	April 27, 2005